Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP FURTHER STRENGTHENS ITS BALANCE SHEET FLEXIBILITY WITH AN INCREMENTAL US$500 MILLION TERM LOAN

Valcourt, Quebec, December 13, 2022 – BRP (TSX:DOO; NASDAQ:DOOO) announced today that it obtained an incremental US$500 million term loan from certain new and existing lenders under its term loan credit agreement, which proceeds allowed the full repayment of the existing US$100 million term loan B-2 due 2024 and are also expected to be used to repay the drawn balance under BRP’s revolving credit facility, and to pay fees and expenses related to the financing.

“On the heels of the completion of three strategic acquisitions in recent months, we are pleased to have closed this opportunistic transaction which supports our sustained investments in our long-term growth,” said Sébastien Martel, Chief Financial Officer at BRP. “Moreover, this incremental term loan strengthens our balance sheet by extending the maturity profile of our capital structure and by replenishing availability on our revolver, positioning us well to continue creating value for our stakeholders.”

The new term loan tranche bears interest at a rate of Term SOFR plus 3.50%, with a Term SOFR floor of 0.5%, and matures on December 13, 2029. Pursuant to this refinancing, the amount outstanding under the Company’s Term Facility (including its Term Loan B-1) will be US$1,981 million. Consistent with the existing credit agreements of the Company, the incremental US$500 million term loan is exempt of financial covenants.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including statements relating to the expected use of proceeds of the incremental term loan and its impact on the Company’s liquidity position and other statements that are not historical facts, constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”,

“likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including, without limitation, the risk factors discussed in greater detail under the heading “Risk Factors” of its Annual Information Form dated March 24, 2022.

The forward-looking statements contained in this press release are made as of the date of this press release, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

For media enquiries:	For investor relations:
Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com